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06002124

SECU~~~~~SION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 33119

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2005___ AND ENDING__December 31, 2005__
                                                MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Boston Investment Securities Corp*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___c/o Robert Kargman___          ___151 Tremont Street___
                                        (No. and Street)

Boston                          MA                        02110
    (City)                          (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ercolini & Company LLP___
                        (Name – *if individual, state last, first, middle name*)

___101 Arch Street, Suite 300___     ___Boston___          MA               02110
    (Address)                          (City)                (State)          (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Robert Kargman__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Boston Investment Securities Corporation__ , as of __December 31__ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
KAREN ROLLINS
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Aug. 10, 2012

Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

BOSTON INVESTMENT SECURITIES CORPORATION

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2005

BOSTON INVESTMENT SECURITIES CORPORATION

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2005

CONTENTS



Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying balance sheet of Boston Investment Securities Corporation (an S Corporation) as of December 31, 2005, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Investment Securities Corporation as of December 31, 2005, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

January 12, 2006

BOSTON INVESTMENT SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2005

## ASSETS

**Current assets:**

| | | |
|---|---|---|
| Cash - operations | $ | 260,046 |
| Miscellaneous prepaid expenses | | 1,013 |
| Total current assets | | 261,059 |
| Total assets | $ | 261,059 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**Current liabilities:**

| | | |
|---|---|---|
| Accrued expenses | $ | 4,155 |
| Total current liabilities | | 4,155 |
| Total liabilities | | 4,155 |

**Stockholder's equity:**

| | | |
|---|---|---|
| Common stock, no par, 10,000 shares authorized, 100 shares issued and outstanding | | 100 |
| Additional paid in capital | | 53,200 |
| Retained earnings | | 203,604 |
| Total stockholder's equity | | 256,904 |
| Total liabilities and stockholder's equity | $ | 261,059 |

# BOSTON INVESTMENT SECURITIES CORPORATION

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2005

**Income:**

| | | |
|---|---|---:|
| Fee income | $ | 480,742 |
| | | 480,742 |

**Expenses:**

| | | |
|---|---|---:|
| Professional Fees | | 3,195 |
| Administrative | | 2,957 |
| Insurance | | 369 |
| | | 6,521 |
| **Net income** | $ | 474,221 |

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, January 1, 2005 | 100 | $ 100 | $ 53,200 | $ (45,617) | $ 7,683 |
| Distributions | | | | (225,000) | (225,000) |
| Net income (loss) | | | | 474,221 | 474,221 |
| Balance, December 31, 2005 | 100 | $ 100 | $ 53,200 | $ 203,604 | $ 256,904 |

See notes to financial statements.

4

# BOSTON INVESTMENT SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2005

**Cash flows from operating activities:**

| | | |
|---|---:|---:|
| Net income (loss) | $ | 474,221 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in assets: | | |
| Prepaid expenses | | (150) |
| (Increase) decrease in liabilities: | | |
| Accrued expenses | | 149 |
| Net cash provided by (used in) operating activities | | 474,220 |

**Cash flows from financing activities:**

| | | |
|---|---:|---:|
| Distributions | | (225,000) |
| Net cash provided by (used in) financing activities | | (225,000) |
| Net increase (decrease) in cash | | 249,220 |
| Cash, beginning of year | | 10,826 |
| Cash, end of year | $ | 260,046 |

BOSTON INVESTMENT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1.  Organization and nature of operations:

    The Company, which was organized as a Massachusetts corporation on November 7, 1984, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. Boston Investment Securities Corporation will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC Rule 15c3-1. The Corporation is licensed to do business in Massachusetts.

2.  Summary of significant accounting policies:

    Method of accounting

    The Company maintains its accounts and presents its financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

    Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Fee income

    Fee income represents fees earned from syndications of affiliated real estate entities. These fees are recorded as income when the syndication is complete and collectibility is reasonably assured.

    Income taxes

    The Company has elected to be taxed as a corporation under the provisions of Chapter S of the Internal Revenue Code. This election also applies for state income tax purposes. Accordingly, no federal or state corporate income taxes will be payable by the corporation. Instead, the stockholder will be responsible for reporting his share of the corporation's taxable income or loss on his individual income tax returns.

3.  Stockholder's equity:

    The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2005, the Company's net capital was $255,891 and the required capital was $5,000.

4.  Related party transactions:

    During the year ended December 31, 2005, the Company earned syndication fees in the amount of $480,400 from an entity in which the stockholder is a limited partner.

5.  Cash, restricted deposits and funded reserves:

The Company maintains cash balances in one bank located in Massachusetts.  The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.  The account balance fluctuates throughout the Company's monthly business cycle, which results in the balance exceeding insured limits from time to time.  The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business directly.  Management believes that the Company is not exposed to any significant credit risk on its cash balances.  At December 31, 2005, the Company has approximately $160,000 of uninsured balances.



Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

## INDEPENDENT AUDITOR'S REPORT ON

## ADDITIONAL INFORMATION REQUIRED BY RULE

## 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying financial statements of Boston Investment Securities Corporation as of and for the year ended December 31, 2005, and have issued our report thereon dated January 12, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5(d)(3) and (4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ercolini & Co LLP*

January 12, 2006

# BOSTON INVESTMENT SECURITIES CORPORATION

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

### PART IIA

### DECEMBER 31, 2005

#### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| Total stockholder's equity from balance sheet | $ | 256,904 |
| Deductions and/or charges: | | |
| Total nonallowable assets from balance sheet | | (1,013) |
| Net capital | $ | 255,891 |

#### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 250,891 |
| Excess net capital at 1,000% | $ | 255,476 |

#### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| Total A.I. liabilities from balance sheet | $ | 4,155 |
| Ratio of aggregate indebtedness to net capital | | 0.016 |

There are no material differences between the above computation and the Company's corresponding unaudited filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2005

(Continued)

## STATEMENT RE EXEMPTION FROM RESERVE REQUIREMENTS

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it is exempt from Rule 15c3-3.

The Company does not have possession of securities in the normal course of business and will promptly deliver all securities which might come into its possession. The Company does not hold securities or funds for any customer or owe funds or securities to any customer.

## STATEMENT RE SIPC ASSESSMENT

The Company is a member of the Securities Investor Protection Corporation and paid its 2005 annual assessment of $150 in January 2005.



Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
## REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN
## EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Boston Investment Securities Corporation for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Boston Investment Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Co LLP*

January 12, 2006